UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/13/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aldwych Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Seaview Ave.
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Miller 917-620-6006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co.
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Pkwy	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Bishop _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Aldwych Securities LLC _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



SAM YOUSSEFI
Notary Public
Connecticut Fairfield
My Commission Expires Jun 30, 2025

_____   _____
Signature

                                        Principal _____

                                        Title

_____ MARCH 30th 2021
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Aldwych Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aldwych Securities LLC ("Company") as of December 31, 2020, and the related notes (collectively, "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Aldwych Securities LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered reoccurring losses from operations, has negative operating cash flows, and has a net capital deficiency throughout the year, all of which raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 6. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

The financial statement is the responsibility of Aldwych Securities LLC's management. Our responsibility is to express an opinion on Aldwych Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Aldwych Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.



We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Aldwych Securities LLC's auditors since 2017.

Livingston, New Jersey
March 30, 2021

Aldwych Securities LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$	8,233
Prepaid expenses		1,478
Due from parent		7,163
Total assets	$	16,874

Liabilities & Equity

Liabilities

Accounts Payable and accrued expenses	$	2,270
Total Liabilities	$	2,270
Commitments and Contingencies		
Member's Equity	$	14,604
Total Liabilities and Member's equity	$	16,874

The accompanying notes are an integral part of these financial statements.

Aldwych Securities LLC
Notes to Financial Statements
December 31, 2020

1. **Organization**

    Aldwych Securities LLC (the "Company") is a wholly owned subsidiary of Aldwych
    Capital Partners LLC (the "Parent"). The Company is a limited liability company and was
    formed under the laws of the State of New York. The Company is a broker-dealer
    registered with the Securities and Exchange Commission (the "SEC") and is a member
    of the Financial Industry Regulatory Authority ("FINRA").

2. **Significant Accounting Policies**

    Basis of Financial Statement Presentation

    The financial statements of the Company have been prepared in conformity with
    accounting principles generally accepted in the United States of America ("US GAAP").

    Use of Estimates

    In preparing the financial statements, management is required to make estimates and
    assumptions that affect the amounts reported in the financial statements. Actual results
    may differ from such estimates and such differences may be material to the financial
    statements.

    Revenue Recognition

    Revenue from Contracts with Customers (Topic 606), requires an entity to recognize the
    amount of revenue to which it expects to be entitled for the transfer of promised goods or
    services to customers. The Company provides advisory services on mergers and
    acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the
    point in time that performance under the arrangement is completed (the closing date of
    the transaction) or the contract is cancelled. However, for certain contracts, revenue is
    recognized over time for advisory arrangements in which the performance obligations
    are simultaneously provided by the Company and consumed by the customer. In some
    circumstances, significant judgement is needed to determine the timing and measure of
    progress appropriate for revenue recognition under a specific contract. Retainers and
    other fees received from customers prior to recognizing revenue are reflected as
    contract liabilities. All revenue has been recognized as of a point in time.

    Income Taxes

    As a single member LLC whose Parent is also a single member LLC, the Company's
    taxable income or loss is reported on the tax returns of its ultimate member.

    At December 31, 2020, management has determined that the Company had no
    uncertain tax positions that would require financial statement recognition. This
    determination will always be subject to ongoing reevaluation as facts and circumstances
    may require.

3.   **Related-Party Transactions**

The Company maintains an administrative services agreement with the Parent and an Affiliate. Pursuant to the agreement, the Parent and the Affiliate provide accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent and Affiliate provide these services at no cost to the Company. Management has estimated that the value of the services provided to the Company for the year ended December 31, 2020, was approximately $58,884. At December 31, 2020, the Company's parent owed the Company $7,163 which is reflected on the Statement of Financial Condition.

4.   **Net Capital Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2020, the Company had net capital of $5,963 which exceeded its required capital by $963. The Company's ratio of aggregate indebtedness to net capital was .38 to 1.

The Company operates pursuant to the paragraph (k)(2)(i) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

5.   **Commitments and Contingencies**

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

The Company is currently monitoring the recent COVID-19 outbreak and its potential impact on our employees, clients, and operations. While we do not expect that the virus will have a material adverse effect on our operations or financial results at this time, we are unable to predict the impact that COVID-19 will have in the future due to various uncertainties, including the severity of the disease, the duration of the outbreak, and actions that may be taken by governmental authorities.

6.   **Future Operations**

The Company has experienced recurring losses, negative operating cash flows, and has not met their net capital requirements throughout the year ended December 31, 2020.

Aldwych Securities LLC
Notes to Financial Statements
December 31, 2020

The Company does not have the liquidity required to fund the next twelve months of operations, which raises substantial doubt to continue as a going concern, without additional revenue sources, member capital contributions or debt financing. During the year ended December 31, 2020, member capital contributions totaled $42,015. The financial statements do not reflect any adjustments to reflect a liquidation basis.

The Parent has made a commitment to provide necessary working capital to continue the operations of the Company, when needed. In addition, the Company expects to receive a material cash success fee for a transaction expected to close in April 2021.

7.   **Subsequent Event**

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through March 30, 2021 the date the financial statements were available to be issued and there are no material events that would require adjustment to. or disclosure in, the Company's financial statements.